Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764
NEWSRELEASE

LAKE SHORE GOLD ANNOUNCES RESULTS OF SHAREHOLDERS’ MEETING

TORONTO, ONTARIO-- (Marketwired – May 6, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") is pleased to announce that all matters presented for approval at the Company’s annual general meeting of shareholders held on April 29, 2015, were duly authorized and approved, as follows:

(i)	setting the number of directors at eight and election of Lake Shore Gold’s nominees to the board of directors of the Company; and

(ii)	appointment of Deloitte LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration.

Detailed voting results for the election of directors (based on proxy returns) were as follows:

NOMINEE	FOR	WITHHELD
Alan Moon	161,575,412	1,671,352
Arnold Klassen	161,607,847	1,638,917
Jon Gill	161,599,906	1,646,858
Frank Hallam	122,320,485	40,926,279
Peter Crossgrove	118,642,636	44,604,128
Anthony Makuch	162,968,534	278,230
Ingrid Hibbard	161,098,088	2,148,676
Diane Francis	161,432,594	1,814,170

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com